Mail Stop 4561

      April 19, 2006

Mr. Russell Breeden, III
Chairman of the Board, Chief Executive Officer and President
Blue River Bancshares, Inc.
29 E. Washington Street
Shelbyville, Indiana 46176
Via Mail and Facsimile (317) 681-1333

      Re:	Blue River Bancshares, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
		File No. 0-24501

Dear Mr. Breeden:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis

Allowance for Loan Losses, page 52

1. We note that your disclosures on pages 51 and 52 that your
allowance has decreased   while your loan portfolio increased and
your non-performing loans and net charge-offs as a percentage of loans increased. Please tell us, and in future filings disclose the reasons for the decrease in your loan loss provision and allowance during 2005 in light of these apparent negative asset quality trends.
In your analysis, please describe how changes in your portfolio composition, net charge-offs and non-performing loans, and other factors impacted your determination of the allowance and provision for loan losses.

*****
As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief










Russell Breeden, III
Blue River Bancshares, Inc.
April 19, 2006
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